UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

26 April 2006
Number 12/06

BHP BILLITON BOARD APPOINTMENTS

BHP Billiton Chairman Don Argus today announced the appointment of two additional non-executive directors, Paul Anderson and Jacques Nasser, to the BHP Billiton Board, effective 6 June 2006.

Mr Anderson was Managing Director and CEO of BHP Billiton from 1998 to 2002, and presided over the merger of BHP and Billiton in 2001. He is currently Chairman of Duke Energy having relinquished the CEO role following Duke's recent merger with Cinergy Corp.

Mr Nasser had a 33 year career with the Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States. He served as CEO of Ford from 1998-2001.

Mr Argus said that both appointments would be invaluable additions to the BHP Billiton Board, bringing with them a wide range of international business skills.

"Jacques brings with him more than 30 years' experience in running large-scale global businesses and is held in high regard in business communities throughout the world.

"Paul has an extensive background in natural resources and energy and, as an architect of the merger that created BHP Billiton, has a deep understanding of the strategy behind the company's success.

"Both Jacques and Paul will be strong additions to our Board and I am delighted they have agreed to join us," Mr Argus said.

Mr Nasser resides in the United States. He is currently a Partner of One Equity Partners and is a director on the boards of News Corporation's British Sky Broadcasting, Brambles Industries and Quintiles Transnational Corporation. He is also a member of the International Advisory Board of Allianz.

Mr Anderson also resides in the United States. He is currently a director of Qantas Airways, a member of the US President's Council of Advisors on Science and Technology, and Adjunct Professor in Global Sustainability at RMIT University in Melbourne, Australia.

Mr Argus said that the appointments would bring the number of BHP Billiton directors to 14.   The Group's established process of continually reviewing the mix of skills and competencies of directors will continue to ensure that the Board is made up of members best able to promote shareholder interests and effectively govern the Group.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Samantha Evans, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 26 April 2006	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary